CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,940,000	$108.25

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $191,525.32 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $108.25 offset against the registration fee due for this offering and of which $191,417.07 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 242 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-IV dated July 10, 2009	Registration Statement No. 333-155535 Dated July 14, 2009 Rule 424(b)(2)

Structured Investments	$1,940,000 Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund due January 18, 2011

General

  The notes are designed for investors who seek a return of two times the appreciation of a weighted basket of two exchange-traded funds up to a maximum total return on the notes of 25.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 15%, be willing to lose up to 85% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing January 18, 2011†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on July 14, 2009 and are expected to settle on July 17, 2009.

Key Terms

Basket:

The notes are linked to a weighted basket consisting of the iShares® MSCI Emerging Markets Index Fund (“EEM”) and the iShares® MSCI EAFE Index Fund (“EFA”) (each a “Basket Fund” and together, the “Basket Funds”).

Component Weightings:

The iShares® MSCI Emerging Markets Index Fund Weighting is 60.00% and the iShares® MSCI EAFE Index Fund Weighting is 40.00% (each a “Component Weighting,” and collectively, the “Component Weightings”).

Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to a Maximum Total Return on the notes of 25.00%. For example, if the Basket Return is equal to or greater than 12.50%, you will receive the Maximum Total Return on the notes of 25.00%, which entitles you to a maximum payment at maturity of $1,250 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Basket Return x 2)]

Your principal is protected against up to a 15% decline in the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 x (Basket Return + 15%)]
If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.
Buffer Amount:	15%, which results in a minimum payment of $150 per $1,000 principal amount note.
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows:
Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	On the Observation Date, the Basket Closing Level will be calculated as follows:
100 x [1 + (iShares® MSCI Emerging Markets Index Fund Return * iShares® MSCI Emerging Markets Index Fund Weighting) + (iShares® MSCI EAFE Index Fund Return * iShares® MSCI EAFE Index Fund Weighting)]

Each of the returns set forth in the formula above refers to the Fund Return for the relevant Basket Fund, which reflects the performance of the relevant Basket Fund, expressed as a percentage, from the closing price of that Basket Fund on the pricing date to the closing price of that Basket Fund multiplied by the applicable Share Adjustment Factor on the Observation Date.

Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 39-A-IV for further information about these adjustments.

Observation Date:	January 12, 2011†
Maturity Date:	January 18, 2011†
CUSIP:	48123L3F9
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-IV.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-IV and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$15	$985

Total	$1,940,000	$29,100	$1,910,900

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $15.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $1.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution” beginning on page PS-174 of the accompanying product supplement no. 39-A-IV.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

July 14, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-IV dated July 10, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 10, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-IV dated July 10, 2009:
   http://www.sec.gov/Archives/edgar/data/19617/000089109209002810/e35935-424b2.pdf

  Prospectus supplement dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes of 25.00%, or a maximum payment at maturity of $1,250 for every $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Basket during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 15%. If the Ending Basket Level declines from the Starting Basket Level by more than 15%, for every 1% decline of the Basket beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, the notes will outperform the Basket on the downside by virtue of the buffer and you will receive a payment equal to at least $150 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co.
  DIVERSIFICATION AMONG THE BASKET FUNDS — The return on the notes is linked to a weighted basket consisting of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund. Barclays Global Fund Advisors (“BGFA”) is currently the investment advisor to the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund. The iShares® MSCI Emerging Markets Index Fund is an investment portfolio maintained and managed by iShares®, Inc. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund that trades on NYSE Arca under the ticker symbol “EEM.” The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the MSCI Emerging Markets Underlying Index. The iShares® MSCI EAFE Index Fund is an investment portfolio maintained and managed by iShares® Trust. The iShares® MSCI EAFE Index Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “EFA.” The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australian, Asian and Far Eastern markets, as measured by the MSCI EAFE® Index, which we refer to as the MSCI EAFE Underlying Index. We refer to each of the MSCI Emerging Markets Underlying Index and the MSCI EAFE Underlying Index as an “Underlying Index.” On June 16, 2009, Barclays PLC (“Barclays”), the ultimate parent company of BGFA, accepted a binding offer and entered into an agreement to sell its interests in BGFA and certain affiliated companies to BlackRock, Inc. (the “BlackRock Transaction”), subject to regulatory approvals and customary closing conditions.  Under the Investment Company Act of 1940, as amended, completion of the BlackRock Transaction will cause the automatic termination of each Basket Fund’s current investment advisory agreement with BGFA.  Each Basket Fund’s Board of Directors or Trustees and its shareholders will need to approve a new investment advisory agreement. For additional information about the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund, see the information set forth under “The iShares® MSCI Emerging Markets Index Fund” and “The iShares® MSCI EAFE Index Fund” in the accompanying product supplement no. 39-A-IV.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes that, subject to the discussion of the “constructive ownership” rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund	PS-1

an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Funds or any of the equity securities held by the Basket Funds. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-IV dated July 10, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in, subject to the credit risk of JPMorgan Chase & Co.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 25.00%, regardless of the appreciation in the Basket, which may be significant.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spread may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Basket Funds are converted into U.S. dollars for the purposes of calculating the net asset value of the Basket Funds, holders of the notes will be exposed, in part, to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Basket Funds trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the relevant Basket Fund. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the net asset value of such Basket Fund or Basket Funds, and consequently, the Basket level, will be adversely affected and the payment at maturity may be reduced.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Funds would have.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund	PS-2

  THERE ARE RISKS ASSOCIATED WITH THE BASKET FUNDS — Although shares of the Basket Funds are listed for trading on the NYSE Arca and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Basket Funds or that there will be liquidity in the trading market. The Basket Funds are subject to management risk, which is the risk that the investment strategies of their respective investment advisers, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the relevant investment adviser may select up to 10% of a Basket Funds’ assets to be invested in shares of other iShares® funds. Any such action could adversely affect the market price of the shares of any or all of the Basket Funds, and consequently, the Basket level and the value of the notes.
  DIFFERENCES BETWEEN THE BASKET FUNDS AND THE UNDERLYING INDEX — The Basket Funds do not fully replicate their respective Underlying Indices, may hold securities not included in their respective Underlying Indices and their performance will reflect additional transaction costs and fees that are not included in the calculation of the respective Underlying Index, all of which may lead to a lack of correlation between the Basket Funds and their respective Underlying Indices. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Basket Funds and their respective Underlying Indices. Finally, because the shares of the Basket Funds are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of a Basket Fund may differ from the net asset value per share of such Basket Fund. For all of the foregoing reasons, the performance of the Basket Funds may not correlate with the performance of their respective Underlying Indices.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Basket Funds or the Underlying Indices and the notes.
  THE ANTI-DILUTION PROTECTION FOR THE BASKET FUNDS IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Basket Funds. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Basket Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Basket Funds on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Funds;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Basket Funds;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Basket Funds;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Basket Funds trade and the correlation between those rates and the prices of shares of the Basket Funds;
    the occurrence of certain events to the Basket Funds that may or may not require an adjustment to the Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  NON-U.S. SECURITIES RISK — The equity securities that compose the Basket Funds have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund	PS-3

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Maximum Total Return on the notes of 25.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180.00	80.00%	25.00%
165.00	65.00%	25.00%
150.00	50.00%	25.00%
140.00	40.00%	25.00%
130.00	30.00%	25.00%
120.00	20.00%	25.00%
112.50	12.50%	25.00%
110.00	10.00%	20.00%
105.00	5.00%	10.00%
102.50	2.50%	5.00%
101.00	1.00%	2.00%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	0.00%
80.00	-20.00%	-5.00%
70.00	-30.00%	-15.00%
60.00	-40.00%	-25.00%
50.00	-50.00%	-35.00%
40.00	-60.00%	-45.00%
30.00	-70.00%	-55.00%
20.00	-80.00%	-65.00%
10.00	-90.00%	-75.00%
0.00	-100.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 25.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 90.
Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by 2 exceeds the Maximum Total Return of 25.00%, the investor receives a payment at maturity of $1,250 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.
Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 15%)] = $850

Example 5: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.
Because the Basket Return is negative and the Ending Basket Level is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 15%, calculated as follows:

$1,000 + [$1,000 x (-100% + 15%)] = $150

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund	PS-4

Historical Information

The following graphs show the historical weekly performance of each Basket Fund as well as the Basket as a whole from January 2, 2004 through July 10, 2009. The closing price of the iShares® MSCI Emerging Markets Index Fund on July 14, 2009 was $31.51. The closing price of the iShares® MSCI EAFE Index Fund on July 14, 2009 was $45.04. The graph of the historical Basket performance assumes the Basket level on January 2, 2004 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date.

We obtained the various Basket Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of each Basket Fund and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing price of any Basket Fund on the Observation Date. We cannot give you assurance that the performance of the Basket Funds will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund	PS-5